Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-85090, 333-171912 and 333-187858 on Form F-3, and Nos. 33-80947, 333-06482, 333-11720, 333-83204, 333-138837, 333-147071, 333-153710, 333-166428, 333-174276, 333-178167, and 333-204173 on Form S-8, of our report dated February 28, 2017, relating to the consolidated financial statements of Tower Semiconductor Ltd., appearing in this Report on Form 6-K of Tower Semiconductor Ltd.

Brightman Almagor Zohar &Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel
February 28, 2017